UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MONTAGU RESOURCES CORP.

(Exact name of registrant as specified in its corporate charter)

000-52476

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

900-555 Burrard Street, Vancouver, BC V7Y 1M8

(Address of principal executive offices)

800-295-8840

(Issuer's telephone number)

Approximate Date of Mailing: May 31, 2007

MONTAGU RESOURCES CORP.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about May 31, 2007 to the holders of record as at May 29, 2007, of shares of common stock, par value $0.00001 per share, of our company Montagu Resources Corp., a Nevada corporation incorporated on November 18, 2005, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of share purchase agreements dated May 28, 2007 (the “Agreements”), Sadru Mohamed, our president, treasurer and director, agreed to sell 50,000,000 shares of common stock to Ka Yu and 75,000,000 shares of our common stock to Dennis Tan. In connection with the Agreements, Sadru Mohamed and Neema Lakhani have agreed to resign as directors and officers of our company and Ka Yu and Dennis Tan have agreed to join our company as directors and officers.

The resignations of Sadru Mohamed and Neema Lakhani and the appointments of Ka Yu and Dennis Tan will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreements.

Please read this Information Statement carefully. It describes the terms of the Agreements and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreements. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENTS

On May 28, 2007, Sadru Mohamed, our president, treasurer and director entered into the Agreements with Ka Yu and Dennis Tan for the purchase by Ka Yu and Dennis Tan of 83.18% of our issued and outstanding common stock.

Pursuant to the terms of the Agreements, Sadru Mohamed sold 125,000,000 restricted shares of our common stock to Ka Yu and Dennis Tan for a total purchase price of US $50,000.

In connection with the Agreements, Sadru Mohamed and Neema Lakhani have agreed to resign as directors and officers of our company and Ka Yu and Dennis Tan have agreed to join the company as directors and officers.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of May 29, 2007 and the date of this Information Statement, there were and are 150,275,000 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares the Company’s common stock known by us to be owned beneficially as of May 29, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Owner	Percent of Class [1,2]
Common	Sadru Mohamed 900-555 Burrard Street Vancouver, BC V7X 1M8	125,000,000	83.18%
Common	Neema Lakhani 44 Fencerow Drive Whitby, ON L1R 1Y3	Nil	Nil%
Common	Directors and Officers (as a group)	125,000,000	83.18%

1 Regulation S-B promulgated under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on May 29, 2007, and the date of this Information Statement.

2 Calculated based upon our 150,275,000 issued and outstanding shares as of May 29, 2007 and as of the date of this Information Statement.

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreements.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Sadru Mohamed[1]	64	President, Treasurer and Director	November 18, 2005
Neema Lakhani[1]	43	Secretary and Director	November 18, 2005
Ka Yu	36	Secretary, Treasurer and Director	To be determined[1]
Dennis Tan	35	President, Chief Executive Officer and Director[1]	To be determined[1]

The resignation and appointments are to be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the Agreements.

Sadru Mohamed

Sadru Mohamed has been our president, principal executive officer, treasurer, principal financial officer, principal accounting officer and a director since our inception on November 18, 2005. Montagu Resources is a mining company incorporated in the state of Nevada. Sadru has also been the Chairman and Director of Com-Trade Ltd. since 1991 to present. Com-Trade Ltd. is a trading company with its head offices in Nairobi, Kenya and offices in Vancouver. Com-Trade is an international trading firm, dealing mostly in food products. Much of the company's activities are directed towards supplying the East and Central African Region. In addition, from 2004 to present, Sadru Mohamed has provided consulting services for a prominent Men's clothing store providing such recommendations in buying, service, marketing, display advertisements, and cost analysis strategies.

Neema Lakhani

Neema Lakhani has been our secretary and a director since our inception on November 18, 2005. Montagu Resources is a mining company incorporated in the state of Nevada. Neema has also been the sole owner, President, and Director of Celestial Delights, a Gourmet Food Company. The company was started in 1996, selling primarily to a wholesale market and producing high quality flavored Oils, Vinegars, Mustards and Apple Butters. A new line of Infused Wine Vinegars is in development. For the past five years she has steered the company into a lucrative retail market and continues to showcase her company and products at the largest retail and wholesale shows across Canada and throughout the history of the Company it has won several awards for its products.

Dennis Tan

From June 2001 to September 2002, Mr. Tan was the Manager of Technical Operations and Support for 5G Wireless Communications in Singapore. He was closely involved in the early implementation of commercial wireless Internet access networks and has assisted in the design of several wireless network projects, including hotels and convention centers. He also has extensive experience in testing, debugging and maintaining fully operational network systems. From Dec. 2003 to Oct. 2005, Mr. Tan joined Nex Connectivity Solutions Inc. as the Chief Technology Officer. In Nov. 2005 unitl Dec. 2006, Mr. Tan ventured into the Mining Industry where he was employed by Magnus International Resources Inc. (OTCBB: MGNU) to manage its China Head Office and its various projects all over China. From January 2007 to present, Mr. Tan has been the President of Nex Connectivity Solutions Inc. Mr. Tan graduated from Simon Fraser University with a BA in Economics in 1996. Mr. Tan also holds a post-graduate qualification from the Information Technology Institute in Vancouver, British Columbia, which he received in 2001. Mr. Tan is not an officer or director of any reporting issuer at this time.

Ka Yu

Mr. Yu has been the President, CEO, Secretary, Treasurer and Director of Sinobiomied Inc. (OTCBB: SOBM) from October 31, 2006 to March 1, 2007 and was the CFO of Sinobiomed Inc. from Oct. 31, 2006 to December 28, 2006. As of March 1, 2007, Mr. Yu is the Secretary, Treasurer and a Director of Sinoboimed Inc. In addition, he is currently the Senior Vice President of CY Oriental Holdings Ltd., which is listed on the TSX Venture Exchange. From 1996 to 2001, Mr. Yu was the Managing Director of Powerlot (Pacific) Ltd., a privately owned company, during which he initiated, organized and supervised the business of such company with over 500 staff members. Powerlot’s business consists of garment manufacturing, logistics, telecommunications, and international trade. Mr. Yu graduated from Shanghai Teacher’s University in Shanghai in 1991 with a bachelors of Science.

Family Relationships

Neema Lakhani is the sister-in-law of the President, Sadru Mohamed.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended December 31, 2006 our only standing committee of the board of directors was our audit committee.

Audit Committee

Currently our audit committee consists of our entire board of directors. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

During fiscal 2006, there were no meetings held by this committee. The business of the audit committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the audit committee.

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.             any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.             any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.             being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.             being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Sadru Mohamed	Nil	Nil	Nil
Neema Lakhani	Nil	Nil	Nil

Code of Ethics

Effective March 9, 2007, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president and secretary (being our principal executive officer, principal financial officer and principal accounting officer), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.             honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.             full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.             the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

5.	accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's senior officers commit to timely, accurate and consistent disclosure of information; that they maintain confidential information; and that they act with honesty and integrity.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly senior officers, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal and state securities laws. Any senior officer who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to our company. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Procedure for Submitting Shareholder Proposals

We encourage shareholders to submit proposals, questions or concerns to us by writing to our President or any member of our Board of Directors. All written communications with Board members are treated as confidential. Instructions and contact our President and/or our Board of Directors at our executive offices. Once a proposal, question or concern is received by our President or a Board member, the communication is reviewed and addressed accordingly.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

During the year ended December 31, 2006 we did not provide any form of executive compensation to our directors and officers.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Outstanding Equity Awards at Fiscal Year-End

Our company has not granted any stock options since its inception of November 18, 2005.

Director Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Director Independence

Currently none of our directors are independent directors as that term is defined by Rule 4200(a) (15) of the National Association of Securities Dealers' listing standards.

Dated: May 31, 2007

By Order of the Board of Directors

/s/ Sadru Mohamed

Sadru Mohamed

President